SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04045638

6 September 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2004 OCT 20 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 September 2004, Re: Proposed disposal of 98% equity interest in Hamba Research & Development Co Ltd by Silverstone Corporation Berhad for cash consideration of RM1.00, for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

JLW 10/20

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 03/09/2004 05:21:26 PM
Reference No SC-040903-36599

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Silverstone Corporation Berhad**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" or the "Company")

PROPOSED DISPOSAL OF 98% EQUITY INTEREST IN HAMBA RESEARCH & DEVELOPMENT CO LTD BY SCB FOR A CASH CONSIDERATION OF RM1.00

* **Contents :-**

1. BACKGROUND

The Board of Directors of SCB wishes to announce the proposed disposal by SCB of Hamba Research & Development Co Ltd ("Hamba R&D"), a 98% subsidiary of SCB, to Lion Diversified Holdings Berhad ("LDHB") for a cash consideration of RM1.00 ("Proposed Disposal").

(For purposes of this announcement, the exchange rate of NT$1: RM0.11 is assumed).

2. INFORMATION ON HAMBA R&D

Hamba R&D was incorporated in Taiwan on 7 December 1996 by SCB and a group of founder members ("Founders"). SCB holds 98% equity interest comprising 980,000 shares of NT$10 each fully paid whilst the Founders hold the balance 2% equity interest comprising 20,000 shares of NT$10 each fully paid. The majority of the Founders were engineers by profession. Hamba R&D has an authorised share capital of NT$40 million (approximately RM4.4 million) comprising 4 million shares of NT$10 each, of which 1 million shares have been issued and are fully paid-up.

3. BASIS FOR THE CONSIDERATION

The price of RM1.00 for the Proposed Disposal was arrived at on a willing buyer-willing seller basis after taking into consideration the deficit in shareholders' funds of Hamba R&D amounting to

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

03 SEP 2004

NT$15.684 million (approximately RM1.726 million) based on the audited balance sheet as at 30 June 2004.

4. RATIONALE FOR THE PROPOSED DISPOSAL

Hamba R&D is having a deficit in shareholders' funds and in order to continue its operation it needs further injection of cash from its shareholders as working capital to support its business plans. As the SCB Group is facing financial constraints, it is therefore proposed that Hamba R&D be disposed of.

5. EFFECT OF THE PROPOSED DISPOSAL

5.1 Share Capital

There will be no effect on the issued and paid-up capital of SCB as the Proposed Disposal does not involve any issuance of shares.

5.2 Earnings

The Proposed Disposal is not expected to have a material impact on the earnings of the SCB Group for the financial year ending 30 June 2005.

5.3 Net Tangible Asset ("NTA")

On a proforma basis, the Proposed Disposal is not expected to have a material impact on the NTA of the SCB Group based on the SCB Group's audited consolidated balance sheet as at 30 June 2003.

6. APPROVAL REQUIRED

The Proposed Disposal is subject to approvals, where applicable, being obtained by LDHB from the Investment Commission under the Ministry of Economy of Taiwan.

7. DIRECTORS' INTERESTS

The following Directors do not consider themselves independent in respect of the Proposed Disposal ("Interested Directors"):

i) Tan Sri William H.J. Cheng ("TSWC"), who is the Chairman of LDHB and a substantial shareholder of the Company and LDHB;

ii) Datuk Cheng Yong Kim ("DAC"), who is the nephew of TSWC and a substantial shareholder of the Company and LDHB.

iii) Phang Wai Yeen, who is an employee of Silverstone Berhad and Lion Suzuki Motor Sdn Bhd, both wholly-owned subsidiaries of the Company wherein TSWC and DAC each has a substantial interest via their substantial shareholding in the Company. Mr Phang is therefore a person

connected to TSWC and DAC.

iv) Ngan Yow Chong, who is an employee of Lion Forest Industries Berhad, a company wherein TSWC and DAC each has a substantial interest. Mr Ngan is therefore a person connected to TSWC and DAC.

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in the Proposed Disposal.

8. DIRECTORS' RECOMMENDATION

The Directors of SCB (except the Interested Directors), are of the opinion that the Proposed Disposal is fair and reasonable and is in the best interest of SCB.

9. DOCUMENTS FOR INSPECTION

The sale and purchase agreement in relation to the Proposed Disposal is available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur for a period of 14 days from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

0 2 SEP 2004